Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

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                                                                 SEC FILE NUMBER
                                                                      87-0446395
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                                                                  CUSIP NUMBER
                                                                  641 24R 107
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                                   (Check One)

{ X } Form 10-KSB    {  } Form 11-K    {  } Form 20-F   {  } Form 10-Q
{  } Form N-SAR

                       For Period Ended: December 31, 1996

Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________________

PART I - Registrant Information

Full name of Registrant                         NEUROCORP, LTD.
(Former Name, if Applicable)

Address of Principal Executive Office           150 WHITE PLAINS ROAD
(Street and Number)

City, State and Zip Code                        TARRYTOWN, NEW YORK   10591

PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12(b-25(b), the following should be completed. (Check box if appropriate)

{ X } (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

{ X } (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

{   } (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reason why the Form 10-KSB could not be filed within the prescribed time period.

      Registrant is still awaiting third party confirmations.

      The inability to file timely could not be eliminated by the Registrant without unreasonable effort and expense in that until such confirmations are received, it cannot finalize its financial statements.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

            AILEEN A. KUNITZ                (914) 631 - 3316
            ----------------               ------------------
                 (Name)                    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            {  X  }    Yes            {   }   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            {  X  }      Yes           {   }   No

            Registrant anticipates reporting a net loss for the year ended December 31, 1996 of approximately ($ 1,634,675) as compared to a net loss of ($ 262,494) for the year ended December 31, 1995.

                                 NEUROCORP, LTD.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 1997                     By:   S/ AILEEN A. KUNITZ
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                                                   Aileen A. Kunitz
                                                        CFO